FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended March 22, 2022

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Item 1.01. Entry into Material Definitive Agreement.

The Offering

On March 18, 2022 the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”), whereby the Placement Agent agreed to act as sole placement agent in connection with the Company’s issuance and sale (the “Offering”) of an aggregate of 3,878,789 shares of the Company’s common stock, no par value, at a purchase price of $1.65 per share (the “Shares”) to select institutional and accredited investors (the “Investors”), and concurrent private placement of warrants. The Offering was made pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-261571), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) December 9, 2021 and declared effective by the Commission on January 28, 2022.

On March 18, 2022, the Company and the Investors entered into securities purchase agreements (the “Purchase Agreements”) relating to the Offering and concurrent private placement of warrants. The representations, warranties and covenants contained in the Purchase Agreements were made solely for the benefit of the parties to the Purchase Agreements. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the form of Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transactions. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreements, which subsequent information may or may not be fully reflected in public disclosures.

In order to induce the Investors to participate in the Offering, the directors and officers of the Company each agreed to enter into lock-up agreements whereby, pursuant to the terms and subject to the conditions therein, each party agreed not to dispose of shares of the Company’s common stock or securities convertible into or exercisable for shares of the Company’s common stock, subject to certain exceptions, for a period of 90 days following closing.

The net proceeds to the Company from the Offering, after deducting placement agent fees and estimated Offering expenses, are expected to be approximately $5.521 million. The Offering closed on March 22, 2022.

Private Placement of Warrants

Concurrently with the closing of the Offering, the Investors received unregistered warrants to purchase up to an aggregate of 3,878,789 shares of common stock, at an initial exercise price equal to $2.00 per share, subject to customary anti-dilution provisions (the “Warrants,” and the shares of common stock underlying the Warrants, the “Warrant Shares”). The Warrants are immediately exercisable and will expire on the five-year anniversary of the effective date of a registration statement on Form F-3 or F-1 registering the Warrant Shares for resale (the “Effective Date”). The Company will be prohibited from effecting an exercise of Warrants to the extent that, as a result of such exercise, an Investor would beneficially own more than 4.99% or 9.99% of the shares of common stock outstanding immediately after giving effect to such exercise of Warrants.

Pursuant to the terms of the Purchase Agreements, the Company will register the Warrant Shares and Agent Warrant Shares (as defined below) for resale under a Registration Statement on Form F-3 (or F-1 if Form F-3 is not available), pursuant the Securities Act of 1933, as amended (the “Securities Act”).

Placement Agent Agreement

Pursuant to the Placement Agent Agreement, the Company agreed to pay the Placement Agent a cash fee of 7% of the gross proceeds from the Offering raised from the Investors, a cash fee of 1% of the gross proceeds of the Offering for non-accountable expenses, and to reimburse the Placement Agent for certain accountable expenses. In addition, the Company agreed to issue Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, or 125% of the offering price of the Shares (the “Agent Warrants,” and the shares underlying the Agent Warrants the “Agent Warrant Shares”). The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date, and are subject to customary anti-dilution provisions.

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The foregoing descriptions of the Placement Agent Agreement, Purchase Agreements, the Warrants, and the Placement Agent Warrants are subject to, and qualified in their entirety by, the forms attached hereto as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively, and are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information provided in Item 1.01 of this Current Report on Form 6-K is hereby incorporated by reference into this Item 3.02.

Item 7.01. Regulation FD Disclosure.

On March 22, 2022, the Company issued a press release with respect to the information set forth above. A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference. The disclosure in this Item 7.01 (including the exhibit) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of Section 18, nor shall it be deemed incorporated by reference in any of the Company’s filings under the Securities Act or the Exchange Act, except to the extent, if any, expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

4.1	Form of Investor Warrant

4.2	Form of Placement Agent Warrant

5.1	Opinion of Cutler Law Group, P.C.

10.1	Form of Securities Purchase Agreement, dated March 18, 2022, between the Company and the investors party thereto

10.2	Placement Agent Agreement, dated March 18, 2022, between the Company and A.G.P./Alliance Global Partners

23.1	Consent of Cutler Law Group, P.C. (contained in Exhibit 5.1)

99.1	Press Release dated March 22, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: March 22, 2022

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